600 17th Street, Suite 2700, Denver, Colorado 80202

Main:  (720) 889-2211   Fax:  (720) 889-2222

December 19, 2012

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

Canfield Medical Supply, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 19, 2012

File No. 333-182639

Dear Mr. Reynolds:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated November 21, 2012 (the "Comment Letter") regarding Canfield Medical Supply, Inc. ("Canfield" or the "Company").  The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference.  A response to each comment is set forth immediately below the text of the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

51

1.

We note your revisions in response to comments 12 and 13 from our letter dated October 16, 2012, and we reissue the comment, in part.  Please expand your MD&A to add a discussion of the key variables and other qualitative and quantitative factors on which the company's executives focus in evaluating your financial condition and operating performance.  For example, if management considers cost control as a measure of your overall performance, you should identify this figure an indicator of your performance and discuss changes in costs over the periods covered by the MD&A.

We have added Paragraph 3 on pages 54 and 55 (of marked copy) under the Key Factors expected to Impact our Business in the Future which discusses Costs and Expenses and includes a table showing the primary costs and expenses as a percent of net sales for the periods covered in the MD&A.  We have also added additional information under Paragraphs 1 and 2 in the same section.  In the information added in Paragraph 1 are references to a report published by National Government Services (the Region B Medicare Provider) in their magazine and a report from the Office of Inspector General.  Copies of the relevant pages regarding these two items are included as supplemental information.

John Reynolds, Assistant Director

December 19, 2012

Liquidity and Capital Resources, page 55

2.

In order to provide an investor with a better understanding of the composition of your accounts receivable balance, please revise to:

•

Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable.  The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.  At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay).  We would expect Self-pay to be separately classified from any other grouping.  If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

•

If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.  If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

We have added the table requested showing accounts receivable by payor and aging category and we have added information related to claims that are on appeal with Medicare.  This is on pages 60 – 61.

Strategy, page 52

3.

We note your statements that “[w]e could generate up to approximately $25,000 in additional revenue in the first 12 months after we start selling …” and “[w]e expect that this webstore could generate approximately $25,000 in revenues in the first 12 months of operation ….” The basis for factual assertions and for the company's or management's belief in certain quantitative or qualitative statements must be clear from the text of the prospectus or provided supplementally to us.  Revise your disclosure to address our concerns or advise us supplementally as necessary.

We have made the requested revisions.  These should be on pages 55 -56.

4.

We note your statement that “while we are attempting to increase the percentage of revenues from private insurers and others, we are continuing to increase our Medicare sales as evidenced by the fact that we have submitted bids in four new Ohio markets ….” Please revise your disclosure to clarify that submitting bids in four new Ohio markets will not necessarily increase your Medicare sales if your bids are not successful.

We have made the requested revisions.

John Reynolds, Assistant Director

December 19, 2012

Financial Statements

General

5.

Please amend your filing to update your financial information as required by Rule 8-08 of Regulation S-X and provide a current consent for any amendment over 30 days.

The financials have been updated through September 30, 2012 and a new consent is included.

6.

We note that you have restated your financial statements for all periods presented in the filing.  Please amend to (i) prominently label your financial statements as restated and (ii) provide disclosures required by FASB ASC 250-10-50.

Please see the revisions to the financial statement headings, opinion letter and footnote 5 which address restatement disclosure requirements.

Report of Independent Registered Public Accounting Firm, page F-2

7.

Please obtain and file an updated audit report from your independent accountant that provides an explanatory paragraph related to your restatement.  Refer to paragraph 9 of PCAOB Auditing Standard No. 6.

We have included an updated audit report with a paragraph related to the restatement.

8.

In connection with the comment above, please advise your independent accountant to clarify for us why their opinion was not dual dated or re-dated as a result of the restatement of your financial statements.  Refer to AU 530.

The audit report has been re-dated.

Statements of Operations, page F-5

9.

We note your disclosure on page 61, stating that consulting revenue of $100,000 recorded in 2010 was not related to your business nor performed on behalf of your business.  Such services were independently performed by your CEO and CFO as officers of another entity.  Please provide us with your basis for recognizing this amount as your revenue.  In your response provide us with an analysis of the authoritative literature you used to support your position.

We have clarified the disclosure relating to this issue in the section entitled Certain Relationships and Related Transactions on page 65.  We have deleted the language which stated that the services were not performed on behalf of the  Company and were not related to its business.  When our attorney drafted this language he didn’t realize that management had previously provided consulting services in the healthcare industry through the Company on several occasions. We

John Reynolds, Assistant Director

December 19, 2012

added to the disclosure that they determined to have the consulting fees paid to the Company because at the time it was an S Corp wholly-owned by Michael West and ever since the Company was founded in 1992 he has periodically provided consulting services in the healthcare industry, and when he did, he treated the consulting fees as revenue of the Company.  Providing consulting services in the healthcare industry is not a part of the Company’s business plan, but the Company’s President has many relationships in the industry and if he is asked to provide consulting services which would not interfere with his normal duties, he may elect to perform such services and any payments for such services would be paid to the Company.

While the Company has no specific literature citations to provide, the Company believes that as a common practice it has reasonable flexibility to include business transactions in which it has participated in a consulting capacity or otherwise, in its financial reporting as a corporation.  The $100,000 was paid in cash and the Company reported the $100,000 in revenue on its Federal corporate tax return for 2010.

Revenue Recognition, page F-7

10.

We note your revisions in response to comment 20.  Please further expand your accounting policy to clarify how you recognize revenue from the rental of durable home medical equipment.

The requested disclosure was added to Footnote 1.

Exhibit Index

11.

Please revise your exhibit index to reflect only the current version of your legality opinion.

We made this change.

Legality Opinion

12.

We note that counsel has not undertaken and does not intend to undertake any independent investigation beyond the listed documents and records or to verify the adequacy of such documents.  Please note that counsel must examine those documents which are necessary to the formulation of its opinion and may not assume the conclusion that certain documents are adequate in the formulation of that opinion.  Please have counsel revise the legality opinion to remove the limitation on the documents examined and the assumption about the adequacy of those documents.

We removed the language as requested.

* * * * *

John Reynolds, Assistant Director

December 19, 2012

Thank you for your attention to this matter.  Please contact the undersigned if you have any questions or need any additional information.

Sincerely,

JIN, SCHAUER & SAAD LLC

By

      Jon D. Sawyer

Canfield Medical Supply, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 19, 2012

SUPPLEMENTAL INFORMATION

Jurisdiction B - National Government Services Connection Magazine

[redacted]

a publication of the jurisdiction b dm

National Government Services.

A CMS Contracted Agent

In This Issue

Medicare Information for All Suppliers	4
Surgical Dressings/Glucose Monitors/Urological and Ostomy Supplies/Other Supplies	48
Mobility/Respiratory	52
Orthotics & Prosthetics/ Therapeutic Shoes/Lenses	59
Other Durable Medical Equipment	63
Jurisdiction B DME MAC Contact Information	65
Supplemental Resources	68

due to omission of one of these modifiers, the supplier must correct the claim by appending the correct modifier, and resubmit the corrected claim.

Utilizing Self-Service Tools

Suppliers are able to determine how many rental payments are on file for the item by using one of the following self-service tools.

Suppliers who have access to Connex will need to select the **My Claims Tab** and then select **Same or Similar** from the **Claim Type** drop down menu. Suppliers are able to review total rental payments made on the particular item.

CSI allows suppliers to review same or similar and Certificate of Medical Necessity (CMN) status for beneficiaries. Once logged into CSI, suppliers will need to select the "CMN Status" option to review previous rental payments on a particular item.

The IVR system provides same/similar information, CMN status, the number of rental months on file, and more. Suppliers may use the IVR by calling 877-299-7900.

Suppliers who have additional questions may contact the Provider Contact Center (PCC) at 866-590-6727. The PCC is available Monday–Friday: 8:30 a.m.–5:30 p.m. eastern time (ET). The PCC is closed on Fridays from 2:30–4:30 p.m. ET for training.

Power Wheelchair – First Quarter 2012 Prepayment Review Update

The National Government Services, Jurisdiction B Durable Medical Equipment Medicare Administrative Contractor (DME MAC) Medical Review Department continues to conduct a widespread prepayment medical review for power wheelchair, group 2 standard, captain's chair, patient weight capacity up to and including 300 pounds (K0823) and related accessories. Submitted claims from multiple suppliers were reviewed to assure that all coverage criteria and other documentation requirements were met.

Between 01/01/12 and 03/31/12, the Jurisdiction B Medical Review Department examined 435 claims that were developed for additional documentation. Of these claims reviewed, 77 were paid in full. The remaining 358 claims were completely or partially denied resulting in an 82 percent claims error rate.

Below are the most common reasons for the power wheelchair base K0823 denials:

- The requested medical records did not establish medical necessity (65 percent).
- The required seven element order or detailed product description was invalid or incomplete.
- There was not sufficient evidence that a physician face-to-face mobility examination occurred.
- There was no response to Medical Review's request for additional information to support the claim.

It is important for suppliers to understand and follow supplier standards. The *Jurisdiction B DME MAC Supplier Manual* states the following.

A large number of suppliers fail to respond to requests for additional documentation. Suppliers are in violation of Supplier Standard #28 when, upon request, they fail to provide requested documentation to a Medicare contractor. Medicare regulations (42 Code of Federal Regulations, Section 424.516[f]) stipulate that a

September 2012 Jurisdiction B Connections 14

supplier is required to maintain documentation for seven years from the date of service and, upon the request of the Centers for Medicare & Medicaid Services (CMS) or a Medicare contractor, provide access to that documentation. Therefore, the consequences of failure to provide records may not only be a claim denial or recoupment of a previously paid claim, but also referral to the National Supplier Clearinghouse (NSC) for possible sanctions.

It is important for suppliers to be familiar with the documentation requirements and utilization parameters as outlined in the power mobility devices local coverage determination (LCD) (L27239) and policy article (PA) (A47122). Suppliers can review the power mobility devices LCD and PA on the National Government Services Web site.

Additional policy specific information can be located on the Policy Education section of the National Government Services Web site.

Positive Airway Pressure Devices for the Treatment of Obstructive Sleep Apnea Notification of Prepayment Review

National Government Services, the Jurisdiction B Durable Medical Equipment Medicare Administrative Contractor (DME MAC) will be initiating a widespread prepayment medical review of random claims for continuous positive airway pressure (CPAP) devices/Healthcare Common Procedure Coding System (HCPCS) E0601.

Suppliers will receive an additional documentation request (ADR) letter requesting the following information

- A detailed written order, signed and dated by the treating physician, for the CPAP device and any accessory billed on the same claim.
- Medical records documenting a face-to-face clinical evaluation by the treating physician, prior to the sleep test, to assess the patient for obstructive sleep apnea (OSA). This report would commonly include pertinent information about the signs and symptoms of the sleep disorder, duration of symptoms, cardiopulmonary and upper airway exam, neck circumference, and body mass index (BMI).
- A Medicare-covered sleep test, as indicated in the local coverage determination (LCD) for PAP devices for the treatment of obstructive sleep apnea. If the test is a home sleep test, rather than a facility-based polysomnogram, it should include information concerning the credentials of the physician interpreting the test; as indicated in the LCD for PAP devices for the treatment of obstructive sleep apnea.
- Documentation that the patient and/or their caregiver has received instruction from the supplier of the CPAP device, in the proper use and care of the equipment.
- If the claim is for the fourth or subsequent rental month, medical record documentation of a clinical re-evaluation by the treating physician, between the 31st and 91st day of therapy with the PAP device and that the symptoms of OSA are improved.
- If the claim is for the fourth or subsequent month, documentation verifying that the patient used the device for four or more hours on 70 percent of the nights during a 30-consecutive day period during the first three months of initial PAP usage.

September 2012 Jurisdiction B Connections

HME News - November 21, 2012

New OIG report: Is it good or bad? | HME News Page 1 of 2

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Home » General News

New OIG report: Is it good or bad?

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by: Theresa Flaherty - Wednesday, November 21, 2012

WASHINGTON – Industry stakeholders worry how a new report from the Office of Inspector General (OIG) that found administrative law judges (ALJs) reversed 56% of the decisions made by qualified independent contractors (QICs) will be interpreted.

While stakeholders are more apt to believe the ALJs, which administer the third level of appeal, are spot on and the QICs, which administer the second level of appeals, are dead wrong, that may not be what the OIG, or CMS for that matter, believes.

"They are saying that a lot of claims get overturned so that must mean that the ALJs are not properly following the Medicare guidelines," said Edward Vishnevetsky, an associate at Munsch Hardt Kopf & Harr.

The OIG initiated the report to assess the impact of rule changes in 2005 that sought to increase the neutrality and effectiveness of the ALJs.

In its report, the OIG issued 10 recommendations, two of which stakeholders find especially troubling. First, the agency would like to see an increase in CMS's participation in the process. It found that when this was the case, the denial was less likely to be overturned. Second, the agency would like to create a filing fee for providers who wish to appeal.

"The OIG wants to reduce the overturn rate and they are going to make it harder for providers to do so by charging a fee," said Walt Gorski, vice president of government affairs for AAHomecare. "All providers should have fair hearings to show that what they provided was medically necessary."

A few of the OIG's recommendations to CMS could benefit providers, say stakeholders. Those include providing coordinated training on Medicare policies for ALJs and QICs, and clarifying unclear Medicare policy.

"These are definitely right on," said Jill Longo, an attorney consultant with the Audit Team and a former attorney adviser in the Cleveland ALJ office. "Each individual ALJ interprets it differently, and they interpret it differently than the Medicare contractors. They need to make sure all the regulations and all the education happen across the whole system from Medicare contractors through the auditors to the ALJs."

To read the OIG's report: https://oig.hhs.gov/oei/reports/oei-02-10-00340.pdf

TAGS: OIG, DENIALS, HOME MEDICAL EQUIPMENT

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